Teachers Insurance and Annuity Association of America College Retirement Equities Fund 8500 Andrew Carnegie Boulevard Charlotte, NC 28075	Rachael M. Zufall Associate General Counsel Asset Management Law (704) 988-4446 (tele) (704) 988-1615 (fax) rzufall@tiaa-cref.org

January 19, 2010

Michael L. Kosoff, Esq.

Office of Insurance Products

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: TIAA-CREF Life Funds’ Definitive Proxy Statement Filing

       (File Nos. 333-61759 and 811-08961)

Dear Mr. Kosoff:

On behalf of the TIAA-CREF Life Funds (the “Registrant”), we are simultaneously with this letter filing a Definitive Proxy Statement (the “Filing”). The Filing is related to the Preliminary Proxy Statement filing previously made on January 5, 2010 (the “Preliminary Filing”), and is marked to show changes from the Preliminary Filing. The Filing is being made in relation to a special meeting of shareholders of the Registrant to be held on March 23, 2010. The only item of business at this meeting is expected to be the consideration of a new investment advisory agreement for each series of the Registrant (each, a “Fund”). Defined terms utilized but not defined herein have the same meaning as in the Filing.

Some of the changes made in the Filing were in response to your comments on the Preliminary Filing, as relayed to me by telephone on January 12, 2010. Set forth below are responses to the staff’s comments on the Preliminary Filing.

1. Please update all information that is provided as of December 31, 2008 to December 31, 2009.

We have done so, which has resulted in the updating of the expense and expense example tables under “What is the Overall Impact of the Proposal on the Funds’ Total Expense Ratios?” section of the Filing.

2. Please make the following changes to the “How Does the Voting and Instruction Process Work?” section: (1) remove all references to “echo voting” as they are jargony and may confuse investors; (2) add disclosure that due to the use of proportional voting, a small number of votes by contract owners can determine the outcome for all contract owners; and (3) indicate how the Registrant’s proxies intend to vote instructions that are submitted without any intention indicated.

Michael L. Kosoff, Esq.

Securities and Exchange Commission

January 19, 2010

We have added disclosure to address all three points.

3. In the section “Who May Vote; How Many Votes Do I Get?,” remove the final sentence of the first paragraph disclosing the aggregate number of outstanding shares of the Registrant because such data is not needed.

We have removed this sentence.

4. In the last paragraph of the section entitled “How Many Votes Must be Present for a Quorum or to Pass a Proposal?,” please revise the voting standard to more accurately reflect the legal standard.

We have revised the applicable voting standard.

5. In the “Approval of New Advisory Agreement” section, please reword the first bullet point to make it clearer.

This bullet point now reads as follows (bolded language is revised):

•

“The New Advisory Agreement for a Fund will cover only services related to managing the investment portfolio of the Funds at ~~(in exchange for)~~ an increased advisory fee rate to be paid by the Fund, as compared to the Current Agreement. The New Advisory Agreement is being submitted to Fund shareholders for approval. See below for details on the fees to be charged under the New Advisory Agreement.”

6. In this same section, please consider whether references to the currently-proposed version of the New Administrative Agreement, which is at cost in nature, and the potential future version of the Agreement, which could charge an asset-based fee for the same services, are consistent.

We have tweaked the latter reference to make clear that any change to an asset-based fee for the New Administrative Agreement will be in the future.

7. In the section entitled “What are the Terms of the Current Agreement with the Advisor, and How does the New Advisory Agreement Differ?,” please make the paragraph after the two bullet points into a third bullet point.

Michael L. Kosoff, Esq.

Securities and Exchange Commission

January 19, 2010

We have converted this paragraph into a third bullet point.

8. Please provide supplemental information on whether the Registrant intends to seek shareholder approval of the New Administrative Agreement.

The Registrant does not intend to seek shareholder approval of the New Administrative Agreement as such approval is not required under Section 15 of the Investment Company Act of 1940 (“1940 Act”) because it does not concern advisory services. Additionally, the Registrant does not believe that any other regulations would require shareholder approval of the New Administrative Agreement.

9. In the section entitled “What are the proposed fees under the New Advisory Agreement? How do they differ from the Current Agreement?,” please add a footnote to the first chart that makes it clear that the fees under the Current Agreement are unitary in nature. Also, please delete the paragraph under this chart since its content is not required, except that the Registrant should still disclose affiliated brokerage commissions and pro forma payments under the New Administrative Agreement on a Fund-by-Fund basis during fiscal year 2009 as required by Schedule 14A under the Securities Exchange Act of 1934.

First, we have added the indicated footnote. Second, we deleted the paragraph underneath the chart, but have kept the affiliated brokerage commissions disclosure and added a new chart on the next page showing the Fund-by-Fund pro forma amounts that would have been paid by the Registrant during fiscal year 2009 under the New Administrative Agreement.

10. In the subsection of “What Factors Did the Board Consider in Approving the New Advisory Agreement?” entitled “Fees Charged by Other Advisers,” please disclose the period(s) of comparison used between the Funds and the comparable funds chosen by Lipper. Additionally, please confirm whether the advisory fee rates paid by these comparable funds are purely for advisory services or whether they may also include non-advisory services. Also, please correct the proposed total net expense ratio for the Real Estate Securities Fund so that it states “0.58%” so it includes the Fund’s 1 bps of acquired fund fees and expenses as required by Form N-1A.

We have included disclosure that the relevant comparison periods used by Lipper for expense purposes were as of the most recently-completed fiscal period reported by each comparable fund. Additionally, we have included disclosure that the proposed fees of each Fund used in the Lipper comparison were based on December 31, 2008 data, the most recent fiscal year end of the Funds at the time the Lipper data was finalized.

Michael L. Kosoff, Esq.

Securities and Exchange Commission

January 19, 2010

Lipper shows the contractual advisory fee rate publicly reported by each comparable fund in its registration statement or reports for its most recently completed fiscal period, which may or may not also include payment for non-advisory services. Lipper does not explore the terms of such contracts to determine if the services to be provided are limited to advisory services or whether they include other non-advisory services. This is Lipper’s standard methodology for the comparison of fund expenses for mutual fund boards determining whether to approve or renew advisory agreements pursuant to Section 15 of the 1940 Act.

We have changed the indicated table entry for the Real Estate Securities Fund.

11. In Exhibit C, please provide a footnote to the table explaining that the TIAA Separate Account VA-1’s (“VA-1”) sole investment account, the Stock Index Account, has the same investment strategy as the Registrant’s Stock Index Fund. Also, please note whether VA-1’s advisory fee is a unitary fee.

We have added such disclosure in a new footnote to the indicated table.

* * * * *

The disclosure in the Filing is the responsibility of the Registrant. The Registrant acknowledges that any action of the Securities and Exchange Commission (“SEC”) or its staff related to the Filing does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures therein. The Registrant also represents to the SEC that the Registrant will not assert any action by the SEC or its staff related to the Filing as a defense in any proceeding initiated by the SEC or any other person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to call me at (704) 988-4446.

Very truly yours,

/s/ Rachael Zufall
Rachael Zufall